

Second Supplemental Presentation



May 25, 2017



Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Rent-A-Center, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Engaged Capital that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.



Contact Information

Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com

RCII Has Materially Underperformed the Market and Peers Over All Relevant Periods

	Total Return Performance					
	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr
Rent-A-Center	**(39%)**	**(76%)**	**(72%)**	**(75%)**	**(52%)**	**(66%)**
Aaron's	34%	(5%)	13%	11%	111%	80%
Russell 2000	39%	18%	27%	84%	144%	100%
S&P 1500 Specialty Retail Index	10%	9%	43%	119%	222%	154%
S&P 500	25%	18%	37%	94%	143%	100%
RCII Relative Returns vs:						
Aaron's	(73%)	(71%)	(85%)	(86%)	(163%)	(147%)
Russell 2000	(78%)	(94%)	(98%)	(159%)	(196%)	(166%)
S&P 1500 Specialty Retail Index	(49%)	(85%)	(114%)	(194%)	(274%)	(221%)
S&P 500	(64%)	(94%)	(109%)	(169%)	(195%)	(167%)

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing

RCII Has Failed to Create Value for
Stockholders Over Both a Short and Long-Term Basis

1 Year – Indexed[1]



3 Year – Indexed[1]



5 Year – Indexed[1]



10 Year – Indexed[1]



RCII   AAN   S&P 1500 Specialty Retail

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing
1.   *Indexed to 0.*



RCII's Board Claims That Engaged Capital's Statements are False and Misleading?

RCII May 17, 2017 Investor Presentation

Engaged Capital is Seeking a Sale of the Company at the Expense of Other Rent-A-Center Stockholders

- **Engaged Capital's only proposal is to pursue an opportunistic, self-serving sale process at a time when Rent-A-Center's shares are trading at multi-year lows and the Company is undergoing a significant operational transformation**
  - Engaged Capital has not proposed any plans to improve operations at Rent-A-Center in its thinly-veiled attempt to quickly flip the Company, which would transfer the upside of the strategic plan from current stockholders to opportunistic potential buyers
- **The Board rejects Engaged Capital's claim that now is the time for a process or a potential sale of the Company**
  - The Board regularly evaluates opportunities to drive enhanced stockholder value and assesses them against a range of strategic options, is well advised and highly aware of the industry and prospects for the Company
  - The Board believes the strategic plan has the potential to deliver substantially more value to stockholders than conducting a sale process at this time
- **The election of Engaged Capital's nominees would limit the value creation opportunity for all Rent-A-Center stockholders and adversely affect the execution of the strategic plan**
  - The Company has held extensive discussions with Engaged Capital in an effort to maintain a constructive dialogue and reach a resolution that would avoid the disruption and expense of a contested election
  - Engaged Capital has repeatedly been unwilling to negotiate and is attempting to advance its own interests at the expense of all other stockholders
  - Engaged Capital rejected the Board's settlement offer for two Board seats

A sale now would be at the expense of all other Rent-A-Center stockholders by transferring upside from our strategic plan to opportunistic potential buyers

We believe the Board's words clearly speak for themselves



Unsurprisingly, RCII's Board Has Openly Rejected the Most Substantial of Our Prescriptions for Good Corporate Governance

Engaged Capital Day One Governance Imperatives[1]

Matter	Engaged Capital Plan
Strategy	**Form Subcommittee to Evaluate Strategic Alternatives** • Formulate and value an independent turnaround plan for the Company • ***Initiate a comprehensive analysis of all strategic alternatives with the Company's financial advisors, including but not limited to: a sale of the entire Company, refranchising the Core U.S. and/or Mexico, etc.*** • ***Compare valuation and risk of all strategic alternatives*** • ***Pursue the course of action with the highest risk-adjusted value for stockholders***
Governance Structure	***Institute Best Corporate Governance Practices*** • ***Separate Chairman/CEO roles*** • ***Remove the poison pill*** • ***Seek stockholder approval to declassify the Board at the 2018 Annual Meeting***
Resources	**Fill Vacant Management Positions** • Fill several key positions left vacant after the exodus of talent under the prior management team and executive termination, including: • Chief Financial Officer

*RCII lacked a COO since 2015 when operations subsequently collapsed. The Company did not hire a COO until after being **publicly criticized** by Engaged Capital for operating without a full management team*

RCII May 24, 2017 Investor Presentation

✓ Rent-A-Center has comprehensive turnaround plan focusing on all aspects of the business
✓ Plan was created via a deliberative, introspective process that involved the input of the entire Board and senior management team
✓ Board regularly evaluates opportunities to drive enhanced stockholder value and assesses them against a range of strategic options, is well advised and highly aware of the industry and prospects for the Company
✓ Board believes strategic plan has potential to deliver substantially more value to stockholders than conducting a sale process at this time

✓ Board believes Mark Speese is best situated to serve as Chairman
✓ As a founder, Mark is the director most familiar with the business and the RTO industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy
✓ Adopted stockholder rights plan to protect best interests of all Rent-A-Center stockholders

✓ Appointed Mark Speese as Chief Executive Officer and Joel M. Mussat as Executive Vice President – Chief Operating Officer
✓ Continue to search for highly qualified executives to fill senior management positions

✓ Engaged Capital has repeatedly been unwilling to negotiate and rejected Board's settlement offer for two Board seats, underscoring intent to advance its own interests

We rejected this offer because the Board refused to explore strategic alternatives or declassify the Board

RCII's actions have been completely reactive to Engaged Capital's involvement and RCII has shown no interest in improving stockholder rights

Sources:
1. *Content originally in Engaged Capital presentation from May 22, 2017*



Sometimes Silence Speaks Louder Than Words

RCII May 24, 2017 Investor Presentation

Engaged Capital Day One Operational Imperatives

Segment	Engaged Capital Plan
Core U.S.	**RCII's Plan is Reactive and Not Novel** • RCII's "plan" to improve EBITDA by $100M is a mea culpa and request to recover from self-inflicted mistakes • RCII's "quick and decisive actions" have been completely reactive to Engaged Capital's involvement **Store Operations** • Explore variable pricing strategies that can stimulate incremental demand. While the Company's return to a 2x2 pricing matrix is an improvement from prior management, it is not the industry norm • Target product ownership levels consistent with a weekly pay customer (40% ownership target is not realistic) • Optimize compensation plans, reinstate corporate mystery shopper, encourage culture of entrepreneurship • Optimize store footprint based on expected improvement in productivity and profitability **Franchising** • Bring a proven franchising proponent and expert to the boardroom in Mitch Fadel • Include a large-scale refranchising plan as part of the strategic review
ANow	**Balance Growth and Return on Capital** • Reduce elevated levels of ANow customer approvals • Assess all retail partnerships and exit relationships with unattractive terms • Objectively assess competitiveness of ANow Direct solution **Relationship with Core U.S.** • Provide segment reporting that reflects true Core U.S. and ANow economics on an external basis • Test inventory management alternatives
Mexico	• Assess options to franchise or sell the Mexico stores immediately
Corporate	• Reduce corporate expense, we believe ~$100M of cash cost is a reasonable initial target (~$140M in 2016) • Additional opportunity to reduce corporate expense with potential refranchising

Underway: Hiring Consultant

Done

Underway

RCII's Board stylizes its plan to recover EBITDA destroyed through self-inflicted strategic and operational mistakes as a strategic plan after finding itself in a contested election

RCII management ignores variable pricing models and targets an unrealistic ownership rate

We are <u>highly</u> skeptical of Mark Speese's desire to explore large-scale refranchising…what changed?

Why does RCII's Board and management refuse to provide investors with true segment economics?

RCII's Board refuses to embrace a meaningful level of corporate expense reduction

Engaged Capital has "no new ideas"?

Engaged Capital's Plan: Reconstitute the Board





	Jeffrey J. Brown	Mitchell E. Fadel	Christopher Hetrick
Current / Previous Experience	■ CEO and founding member of Brown Equity Partners, LLC ■ Founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley and Brown from 1993 to 2007 ■ Has served on over 40 boards of directors ■ Lead director at Medifast (NYSE: MED) ■ Former director at Outerwall (formerly NASDAQ: OUTR)	■ President - U.S Pawn at EZCORP (NASDAQ: EZPW) from 2015 to 2016 ■ President/COO from 2000 to 2015 and Director from 2000 to 2013 at RCII ■ Former President and CEO of RCII subsidiary ColorTyme from 1992 to 2000 ■ 32 years of RTO experience	■ As a Principal of Engaged Capital, Mr. Hetrick represents the largest owner of RCII with a 20.5% economic interest in the Company ■ Dedicated 15-year career unlocking value in publicly traded consumer companies ■ Brings significant capital allocation, financial and executive compensation expertise

Vote for Engaged Capital Nominees on the <u>BLUE</u> Proxy Card Today!

✓ **Expertise in operations, financial management, and M&A transactions in consumer and technology companies**

✓ **Significant executive experience in RTO**

✓ **Incentives aligned with RCII stockholders**



Contact Information

Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com